LIQUOR DEPOT
LIQUOR WORLD

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

March 24, 2006

[redacted]

06012248

SUF

VIA CANADA POST

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Mesdames:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News Release, dated March 15, 2006
2. News Release, dated March 17, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Please contact the undersigned at (780) 917-4189 if you have any questions about the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Wade A Grabeldinger

Wade Grabeldinger
Finance Manager

WG/ms
Encl.

PROCESSED
APR 06 2006
THOMSON FINANCIAL

RECEIVED
APR 03 2006

dlw
4/5

Suite #1120, 10235 - 101 Street, Edmonton, Alberta T5J 3G1 • Telephone: (780) 944-9994 • Fax: (780) 702-1999

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

LIQUOR STORES INCOME FUND CLOSES $32.4 MILLION TREASURY OFFERING AND $16.7 MILLION SECONDARY OFFERING ON A BOUGHT DEAL BASIS

EDMONTON, ALBERTA (March 15, 2006) – Liquor Stores Income Fund (the "Fund") (TSX:LIQ.UN) is pleased to announce that the Fund and The Liquor Depot Corporation, Liquor Stop Group Inc., Liquor World Group Inc. and Daly Grove Liquor Store Inc. (collectively, the "Selling Unitholders") have closed the previously announced sale of an aggregate of 2,427,132 trust units at a price of $20.25 per unit for aggregate gross proceeds of approximately $49.1 million. The trust units were sold on a bought deal basis to a syndicate of underwriters led by RBC Capital Markets and including Sprott Securities Inc., Clarus Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc.

The Fund issued and sold 1,600,000 trust units under the offering for gross proceeds of approximately $32.4 million. The net proceeds of the offering received by the Fund will be used to repay current indebtedness, to fund acquisitions and new store development, and for general corporate purposes.

The Selling Unitholders sold 827,132 trust units under the offering for aggregate gross proceeds of approximately $16.7 million. The Fund will not receive any proceeds from the sale of trust units by the Selling Unitholders.

Subscribers who purchased trust units under the offering and who continue to hold such trust units on the relevant record date will be eligible to receive distributions commencing with the distribution expected to be payable on or about April 17, 2006, the record date for which is expected to be March 31, 2006.

The Fund's trust units have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Fund's trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.23% interest in Liquor Stores Limited Partnership. Liquor Stores Income Fund is Canada's only publicly traded entity with interests exclusively in the retailing of liquor products.

The Fund is the largest liquor retailer in Alberta by number of stores. The Fund currently operates 76 stores, 5 of which are located in British Columbia. In 2005, the Fund acquired or developed 21 stores in Alberta, and 4 in British Columbia.

The trust units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace, CA
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

FORWARD LOOKING STATEMENTS

Certain statements in this news release are "forward-looking statements", which reflect management's expectations regarding, among other things, the use of proceeds from the offering and the amount and timing of the payment of distributions of the Fund. All statements other than statements of historical fact contained in this news release are forward-looking statements. Such forward-looking statements involve risks and uncertainties, as they reflect management's current beliefs and are based on information currently available to management. Actual results may differ materially from those anticipated in the statements made. The forward-looking statements are expressly qualified in their entirety by this cautionary statement. The forward-looking statements are made as of the date of this news release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law. Further information regarding the uncertainties and risks can be found in the disclosure documents filed by the Fund with the securities regulatory authorities, available at www.sedar.com.

March 2006

Liquor Stores Income Fund Announces March Cash Distribution

EDMONTON, Alberta, March 17, 2006 – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.10 per trust unit for the month of March, 2006. The distribution will be paid on April 17, 2006 to holders of record of trust units on March 31, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.23% interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). Liquor Stores Income Fund is Canada's only publicly traded entity with interests exclusively in the retailing of liquor products.

The Fund is the largest liquor retailer in Alberta by number of stores. The Fund currently operates 76 stores, 5 of which are located in British Columbia.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

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For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Pat de Grace
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

LIQUOR STORES GP INC.
General Partner of Liquor Stores Limited Partnership

March 24, 2006

VIA CANADA POST

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Mesdames:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News Release, dated March 15, 2006
2. News Release, dated March 17, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Please contact the undersigned at (780) 917-4189 if you have any questions about the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Wade Grabeldinger
Finance Manager

WG/ms
Encl.

Suite #1120, 10235 - 101 Street, Edmonton, Alberta T5J 3G1 • Telephone: (780) 944-9994 • Fax: (780) 702-1999